SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.             )*

ALGONQUIN POWER & UTILITIES CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

015857105

(CUSIP Number)

January 1, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Emera Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Nova Scotia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 8,523,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,523,000
	8.	SHARES DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,523,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 7.15%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer Algonquin Power & Utilities Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices 2845 Bristol Circle Oakville, Ontario L6H 7H7

Item 2(a).	Name of Persons Filing Emera Incorporated (“Emera”)

Item 2(b).	Address of Principal Business Office or, if none, Residence 1894 Barrington Street, 18th Floor P.O. Box 910 Halifax, Nova Scotia B3J 2W5

Item 2(c).	Citizenship See Item 4 of the cover page attached hereto.

Item 2(d).	Title of Class of Securities Common Shares

Item 2(e).	CUSIP Number 015857105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4(a).	Amount Beneficially Owned See Item 9 of the attached cover page.

Item 4(b).	Percent of class See Item 11 of the attached cover page and Item 4(a) above.

On January 1, 2011, Emera’s ownership percentage of 8.9% was based on 95,099,990 common shares, which represented the then issued and outstanding common shares of the Issuer as reported in the Issuer’s Management Discussion and Analysis for the nine-month period ended September 30, 2010.

Emera’s current ownership percentage is based on 119,199,940 common shares, which represents the Issuer’s issued and outstanding common shares as reported in the Issuer’s voting results for its Annual and Special Meeting of Shareholders on June 21, 2011. The results were filed on Canada’s System for Electronic Document Analysis and Retrieval on June 23, 2011.

Item 4(c).

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of the attached cover page

(ii) Shared power to vote or to direct the vote

See Item 6 of the attached cover page

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of the attached cover page

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of the attached cover page

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2011

EMERA INCORPORATED

By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary